February 27, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-1 File No. 333-293842

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, (“Securities Act”), Maxim Group LLC (“Maxim”), as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 AM, Washington D.C. time, on Tuesday, March 3, 2026, or as soon thereafter as may be practicable.

Maxim affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Maxim Group LLC

By:	/s/ Ritesh M. Veera
	Name:	Ritesh M. Veera
	Title:	Co-Head of Investment Banking